August 31, 2011
WRITER’S DIRECT
DIAL NUMBER
(213) 830-4255
Securities and Exchange Commission
Attention: Mary Cole
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	The Payden & Rygel Investment Group Post Effective Amendment No. 71 to Form N-1A Registration Statement File Nos. 811-6625, 33-46973 CIK No. 0000885709
Dear Ms. Cole:
     The purpose of this letter is to respond to the comments you made on the above Post-Effective Amendment No. 71 (the “Filing”) to the Form N-1A Registration Statement of The Payden & Rygel Investment Group (the “Group”) with respect to the Group’s new Fund, the Payden Emerging Markets Local Bond Fund.
1.	Heading: We will delete “Global Bond Fund” from the heading title. It will simply read “Fund Summary.”

2.	Fees and Expenses table:
a.	We are deleting the so-called lifetime maximum expense level. There will simply be a temporary maximum expense level that will hold through February 28, 2013. Thus, footnote 2 will be deleted and footnote 3 will be renumbered accordingly.

b.	I have confirmed that we do not expect to be investing in other funds. Thus, there will be no need for a line item for “acquired fund fees and expenses.”

c.	In the re-numbered footnote 2, the parenthetical will read “(excluding interest, taxes, acquired fund fees and expenses and extraordinary expenses)”.

d.	I will review the “Example of Fund Expenses” with the Group’s Treasurer to make sure we have the correct calculations. The 1-year

Securities and Exchange Commission
August 31, 2011

number being for the “Total Annual Fund Operating Expenses After Fee Waiver or Expense Reimbursement,” and the 3-year number being for the “Total Annual Fund Operating Expenses.”
3.	Principal Investment Strategies
a.	First Bullet: We will indicate that the Fund will invest at least 80% of its total assets in bonds.

b.	Second Bullet:
(i) We will delete the following language beginning in the third line, “or that are economically tied to an emerging market country.”.
(ii) However, we would like to keep the language that follows that, i.e., “or that are denominated in the predominant currency of the local market of an emerging market country,” but modify it to read “or that are denominated in the local currency of an emerging market country (“Emerging Markets Currency”). The reason for that is international financial institutions like the International Monetary Fund and the like issue debt securities denominated in local currencies and those bonds may be the best way to get exposure to an emerging market country.
(iii) We will change the last sentence to read “Generally, an ‘emerging market country’ is any country that the World Bank, the International Finance Corporation, the World Bank or another third party organization defines as having an emerging or developing economy.”
c.	Third Bullet: The Fund will likely use interest rate swaps and credit default swaps and they will be specifically identified here.

d.	Seventh Bullet: At the end of the bullet, we will add the following sentence, “For example, the impact of a change in interest rates will be greater, either up or down, on a fund that has a longer duration than on a fund with a shorter duration.”
4.	Principal Investment Risks
a.	We will begin each bullet with a heading identifying the risk.

b.	Third Bullet: We will expand the discussion to discuss the risks associated with the specific derivatives, i.e., futures, interest rate swaps and credit default swaps, that are expected to be used by the Fund.

Securities and Exchange Commission
August 31, 2011

5.	More About Investment Strategies, Related Risks and Disclosure of Portfolio Holdings
a.	We will indicate that the investment objective of the Fund is fundamental.

b.	We will re-order the strategy discussions to that the principal strategies for the Fund are listed first in order of importance.

c.	We will highlight here and in the Principal Investment Risk discussion that if the Fund sells credit default swaps, it will maintain sufficient liquidity to cover the entire notional amount of such swaps.
     Request for Acceleration of Effective Date of the Filing
     Finally, as we discussed, we are requesting acceleration of the effective date of the Filing to September 1, 2011. This request is made pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with that request, we acknowledge and agree to the following:
1.	Should the Securities and Exchange Commission (the “Commisssion”) or the Commission staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing; and

2.	The action of the Commission or Commission staff, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Group from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Group may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     As always, if you have any questions or need anything further, please contact me at 213-625-1900 or egarlock@payden-rygel.com. Thank you for your assistance in this matter.
Very truly yours,

/s/ Edward S. Garlock Edward S. Garlock
Managing Principal and General Counsel